 COVER LETTER
Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LneilsonLaw@aol.com

July 21 2010

Securities and Exchange Commission
Attn:  Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:         Protect Pharmaceutical Corporation
Amendment No. 1 to
Registration Statement on Form 10-12G
SEC File No.  000-54001

Dear Mr. Riedler:

In response to your letter dated June 29, 2010, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, Protect Pharmaceutical Corporation (“Protect” or the “Company”).  Amendment no. 1 to the registration statement is being filed concurrently with this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s June 29-letter in italicized text immediately before our response.  Also, as soon as possible we will provide you with two printed courtesy copies of the Amendment marked to show changes.

Form 10-12G filed June 8, 2010

General

Comment 1.
Please note that the Form 10 goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1) and that the effectiveness of your Form 10 will commence your periodic reporting obligations under the Exchange Act even if all of our comments have not yet been resolved. Please consider withdrawing the Form10 prior to effectiveness if comments cannot be resolved and refilling it at a later date when you have responded to the remaining comments.

Response to Comment 1:  Your comment has been appropriately reviewed and acknowledged.

Comment 2.
We note your discussion of the company's three key drug delivery platform technologies on page 6 of the filing and your three products in the proof of concept" stage on page 8. Please provide support for the following statements:

a.	"Pro24™ platform can be used for both single and combination drugs where the release of one or both drugs can be controlled over a period." (page 6)

Securities and Exchange Commission
July 21, 2010

b.	"ProRet™ gastro-retentive systems can remain in the gastric region for several hours thus significantly prolonging the absorption window for a number of key drugs." (page 6)
c.	"We believe ProRet™ ‘S prolonged gastric retention improves bioavailability, reduces drug waste, and improves solubility for drugs that are less soluble in a high pH environment." (page 6)
d.	''ProProof™ abuse deterrent formulations platform limits the abuse potential of drugs that are prone for abuse." (page 6)
e	"We anticipate that PRTT-100 will enable significant reduction in the dosage of Pregabalin / Gabapentin without compromising the extent of pain relief," (page 8)
f	"PRTT-300 is an abuse deterrent once daily opioid combination with antagonist that provides significant clinical benefit over existing opioid formulations." (page 8)
g	"We expect that PRTT-300 will enhance analgesic property by minimizing side effects of nausea, vomiting, dizziness and head ache," (page 8)

Response to Comment 2a:  Protect has not conducted clinical studies or formulated the Pro24™ platform. However, the observations in the Form 10-12G are based on the patent application WO 2009067703 acquired by the company.

The Pro24™ platform has been the subject of the invention in patent application WO 2009067703 that claims a combination of Slow Release Tapentadol and a second agent selected from an NSAID, GABA analog and Tramadol. The patent application disclosed in Figure 1 supports the slow release of at least one active agent over a period of time. The application discloses three clinical trials Pages 33-38 involving 10, 22 and 40 patients.

We have revised our disclosure regarding the Pro24™ platform on page 6 in response to your comment.

Response to Comment 2b:  Protect has not conducted any clinical studies or formulated the ProRet™ platform. However, the observations in Protect’s Form 10-12G filed June 8, 2010 are based on the patent application (US 61/337,211 of 02/01/2010) acquired by the Company.  ProRet™   platform is supported by twelve examples and accompanying dissolution studies (Page 60) of the patent application US 61/337,211 of 02/01/2010.

We have revised our disclosure regarding the ProRet™ platform on page 7 in response to your comment.

Response to Comment 2c:   Disclosure regarding the ProRet™ platform referred to in your comment is supported again in the patent application (US 61/337,211 of 02/01/2010). The application discloses twelve examples involving seven different drugs that all are hard to formulate as gastro-retentive dosage forms.  However, there is no support to state that the technology “reduces the drug waste”. Accordingly, we have revised the disclosure on page 7 to remove this statement.

Response to Comment 2d:  Protect has not formulated any ProProof™ abuse deterrent drugs nor has it conducted any studies on its own using such products. One of the patent applications (US 61/617 434 of June 1, 2009 which was subsequently filed as International Application PRTT0612010 on June 1, 2010 )  acquired by Protect is related to this platform ProProof™ , an abuse deterrent formulations platform that limits the abuse potential of drugs that are prone for abuse. The application provides 13 examples of a number of abuse prone products such as morphine, oxycodone, tapentadol, hydromorphone, hydrocodone, tramadol and tapentadol. The patent application also provides some clinical data (Page 67) and experimental data on marketed and inventive product (Page 74) that supports the possibility the platform’s ability to lower the abuse of such drugs.

We have revised our disclosure regarding the ProProof™ platform on page 7 in response to your comment.

Securities and Exchange Commission
July 21, 2010

Response to Comment 2e:   Protect has not conducted any clinical studies or formulated the PRTT-100, a fixed dose combination of a GABA analog and an Opioid. However one of the acquired patent applications WO 2009067703 provides a clinical study in 22 human patients suffering from neuropathic pain wherein the use of a fixed dose combination of GABA and opioid (PRTT-100) shows substantial improvement in pain relief compared to the pain relief from individual drugs at same dosages.

However, there is no direct supporting data, though it is possible to indirectly infer from the experiment, to confirm the doses can be reduced. Accordingly, we have revised the disclosure on page 8 regarding PRTT-100 to address this issue.

Response to Comments 2f & 2g: Protect has not conducted any clinical studies or formulated the PRTT-300, a fixed dose combination of an Opioid and its antagonist. However, three of the patent applications acquired by Protect (U.S. nos. 61/197,625 filed on 10/30/2008, 61/205,312 filed on 01/21/2009, and 61/268,630 filed on 06/15/2009) discloses a fixed dose combination product of an opioid and an antagonist and provides clinical data from a study involving over 50 patients. The clinical data (Figure 6 of US 61/268, 630 of June 15, 2009) supports the hypothesis that the drug results in minimizing the side effects of nausea, vomiting, dizziness and head ache and enhance the clinical efficacy.

We have revised our disclosure regarding PRTT-300 platform on page 9 in response to your comment.

Please note that the Company considers that the patent applications are still confidential and proprietary and cannot be released to the public. If it is required, Protect is open to submit copies of these applications for offline review by an SEC official.

Comment 3.
We note the following statements throughout the filing:

a.
"In the near term, we intend to proceed with a comprehensive program to develop and commercialize once-daily drugs for diabetic neuropathic pain, fibromyalgia, postherpetic neuralgia and epilepsy."(page 7)

b.
"While these platform technologies enable a number of new-generation of drugs with improved clinical benefits in multiple therapeutic areas, we are focusing initial resources to develop pain drugs, more specifically abuse deterrent opioids, once daily drugs to treat moderate to severe pain, diabetic neuropathic pain and fibromyalgia." (page 7)

c.
"Our Dear term goal is to proceed with a comprehensive program to develop and commercialize once-daily drugs for diabetic neuropathic pain, fibromyalgia, postherpetic neuralgia and epilepsy. Subsequently and as capital and resources permit, we intend to develop and commercialize once-daily opioid combinations as well as abuse-deterrent opioid combinations for moderate to severe pain." (page 9)

Response to Comment 3a:  Protect’s initial focus is on commercializing three products; PRTT-100 and PRTT-200 for diabetic neuropathic pain, fibromyalgia, postherpetic neuralgia and epilepsy, and subsequently and as capital and resources permit, we intend to develop PRTT-300 a once-daily opioid combinations and abuse-deterrent.  Accordingly, we have revised our disclosure in the second paragraph under the “Business Development Strategies” heading on page 8 in response to your comment and we have also revised disclosure regarding PRTT-100 and PRTT-200 as set forth on page 9.

Response to Comment 3b:   This statement is consistent with the initial focus of the company outlined above. The platform technologies can be used to innovatively deliver drugs for multiple therapeutic areas, Protect’s initial focus in their application to pain drugs (PRTT-100 and PRTT-200). However to bring more clarity, we have amended the disclosure under the “Building Proprietary Drug Delivery Platforms” subheading on page 8 in addition to the disclosure regarding PRTT-100 and PRTT-200 as set forth on page 9.

Securities and Exchange Commission
July 21, 2010

Response to Comment 3c:   In order to reconcile our disclosure, we have amended the second paragraph under the “Research and Development” heading on page 11 to be consistent with the revised disclosure included in response to your comments 3a and 3b above.

Business Development, page 3

Comment 4.
When discussing the Patent Acquisition Agreement with Nectid, Inc. on page 4, please revise your disclosure to discuss the provisions of Sections 4.1A, 4.2, 4.3 and 4A.3 of the agreement relating to registration rights, payment obligations and the developm1ental milestone timetable established between the two parties.

Response to Comment 4:   Disclosure related to the Patent Acquisition Agreement has been revised in the last two paragraphs on page 4 to discuss terms of the agreement relating to registration rights, payment obligations and the developm1ental milestone timetable established between the parties.

Business Development Strategies, page 7

Comment 5.
We note the following statement in the second to last paragraph on page 7: “Our proprietary technologies can be applied not just to pain drugs, but across therap1eutic sectors like psychiatric disorders and Alzheimer's disease, where better medication and compliance improves the clinical benefits and quality of life.” Please characterize this statement as an opinion or belief, rather than fact, and provide support for it.

Response to Comment 5: We have revised the fifth paragraph under the “Business Development Strategies” heading on page 8 in response to your comment.

Comment 6.
Please revise your disclosure in the subsection on page 8 titled “Outsourcing Key Functions” to indicate how you intend to fund the outsourcing of each of the listed functions.

Response to Comment 6: We have revised the paragraph under the “Outsourcing Key Functions” subheading on page 9 to discuss the Company’s funding and outsourcing plans

Products in Development, page 8

Comment 7.
We note the following statement on page 8: “We currently have other proprietary drug candidates in various stages of development.” Please clarify, if true, that you are in the pre-clinical phase of development but have not yet engaged in any research activities to date as to the product candidates identified in this section and in the section that follows entitled “Other Product Candidates.”

Response to Comment 7:    We have amended the first paragraph under the “Products in Development” section on page 9 to clarify the Company’s plans to develop products and also expanded the disclosure relating to each potential product discussed under the heading.  We have made similar revisions to the disclosure under the “Other Product Candidates” heading beginning on page 11.

Comment 8.
Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Securities and Exchange Commission
July 21, 2010

Please disclose the following information for each of your major research and development projects:

a.	The current status of the project;
b.	When costs are incurred, disclose the costs incurred during each period presented and to date on the project;
c.	The nature, timing and estimated costs of the efforts necessary to complete the project;
d.	The anticipated completion dates;
e.	The risks and uncertainties associated with completing development on schedu1e, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding b, when applicable, if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response to Comment 8: We have revised the discussion for each product under the “Products in Development” heading beginning on page 9 to include information relating to the issues raised in your comments and addressed in the “Current Issues and Rulemaking Projects Quarterly Update” referenced in your letter.  We have also revised the first paragraph under the “Other Product Candidates” on page 11 to indicate that these products are in the early planning stage and, therefore, we are not expanding the discussions for each product because there is little data available.

Marketing, page 9

Comment 9.
We note your statement under the above listed heading on page 9 that you are “currently” engaged in the research and development of future products; however, disclosure elsewhere in the filing indicates that you do not currently engage in these activities and intend to enter into agreements with collaborators in the future to outsource this work. Please revise this statement to be consistent with the rest of your disclosure, as applicable.

Response to Comment 9:  We have revised the paragraph under the “Marketing” heading on page12 to clarify that the Company is not currently engaged in research and development, but will develop a marketing plan when a commercially viable product is finalized.

Employees, page 9

Comment 10.
Please revise your disclosure under the above listed heading to indicate whether either of your two employees are full-time, as required by Item 101(h)(4)(xii).

Response to Comment 10:  We have revised the first paragraph under the “Employees” heading on page 12 to indicate that the Company currently has two full-time employees.

Securities and Exchange Commission
July 21, 2010

Comment 11.
Please revise your disclosure under the above listed heading to describe the provisions of Sections 8.3, 8.4 and 8.5 of your employment agreement with Ramesha Sesha regarding severance payments and benefits due upon termination of employment.

Response to Comment 11:  We have included an additional (third) paragraph under the “Employees” heading on page 12 that discloses the Company’s obligations to Mr. Sesha pursuant to his employment agreement.

Comment 12.
Please revise your disclosure under the above listed heading to disclose the salary established for William D. Abajian under Section 4(a) of his employment agreement.

Response to Comment 12: We have revised the fourth paragraph under the “Employees” heading on page 12 stating that Mr. Abajian’s salary is to be determined by the board of directors, although it has not yet been set.  Also we are including a copy of Mr. Abajian’s employment agreement as an exhibit.

Intellectual Property, page 10

Comment 13.
Please revise your disclosure under the above listed heading, where appropriate, to refer to Exhibit 2.2 and briefly summarize the contents thereof.

Response to Comment 13:  We have revised the disclosure under the “Intellectual Property” heading starting on page 12 to make reference to Exhibit 2.2 and briefly describe the patent applications set forth therein.

The Drug Approval Process, page 11

Comment 14.
We note the following statement in the third paragraph on page 12: “We plan to formulate the drugs and carry on the clinical development.”  This statement does not appear consistent with your prior statements that you plan to outsource each of these functions through collaboration agreements with third parties. Please reconcile.

Response to Comment 14:  We have revised the second paragraph on page 14 under “The Drug Approval Process” heading to indicate that the Company plans to outsource the formulation and clinical development of its products.

Item 1A. Risk Factors, page 14

Comment 15.
Please include a risk factor in this section which discusses the risks the company would face as a result of being unable to perform the developmental milestones set forth in Section 4.A3 of the Patent Acquisition Agreement and losing the rights to develop the patents.

Response to Comment 15: We include a separate risk factor on page 10 to address the milestone issue.

“If outside collaborators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, our regulatory submissions and product introductions will be materially and negatively affected.” (page 15)

Securities and Exchange Commission
July 21, 2010

Comment 16.
In light of the second sentence of the paragraph following the above listed risk factor, the first sentence as phrased in the present tense is confusing. Please revise the first sentence to indicate that you “will depend” on independent investigators and collaborators to conduct your clinical trials.

Response to Comment 16:   We have revised the above referenced risk factor on page 18 as you have indicated in your comment.

“If we are ubable to design, conduct and complete clinical trials successfully, we will.not be able to submit a new drug application to the FDA.”  (page 15)

Comment 17.
We note the following statement under the above listed risk factor: “We expect to complete technology development, production of clinical supplies and patient enrollment for PRTT-I00, PRTT-200 and PRTT-300 during the current fiscal year and early next year.” Please revise your disclosure to indicate the assumptions upon which this expectation is based and any foreseeable contingencies that might impede its realization.

Response to Comment 17:  We have revised the second paragraph under the above referenced risk factor on page 18 to reflect the Company’s response to your comment.

“We plan to rely on third party commercial drug manufacturers that could fail to devote sufficient time and resources to our concerns resulting in delayed product introductions and higher costs than expected.” (page 17)

Comment 18.
We note the first sentence of the paragraph following the above listed risk factor. Please revise your disclosure to describe your “1imited experience” in drug product development and commercial manufacturing.

Response to Comment 18:  We have revised the paragraph under the above referenced risk factor to discuss the Company’s limited experience in drug product development and commercial manufacturing.

Item 5. Directors and Executive Officers, page 28

Comment 19.
We note the following statement in the first full paragraph on page 28: “We have not compensated directors for service on the board of directors or any committee thereof, although two outside director (sic) have each received 20,000 shares of our common stock upon becoming a director.”  Please revise your disclosure to name the two directors and state when such shares were paid. Refer to your disclosure in Note 6 on page F-25 of the filing.

Response to Comment 19:  We have revised the first paragraph following the table under the “Directors and Executive Officers” heading on page 31 to disclose the name of the directors receiving shares and when issued.

Comment 20.
For each of the company's directors, please revise your disclosure to describe the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director of the company, in accordance with Item 401 (e)(l) of Regulation S-K.

Response to Comment 20:  We have added additional information to the resumes of the Company’s directors starting on page 32 to include the qualifications each possesses to serve as a director. It is our belief that the disclosure is specific and more than adequate to describe the experience, qualifications attributes and skills that each of the directors possess in the pharmaceutical industry and in the business of the Company.  We further believe that a reasonable reader of the resumes can easily surmise the qualifications of the individual directors as they relate to the Company.

Securities and Exchange Commission
July 21, 2010

Item 7. Certain Relationships and Related Transactions and Director Independence, page 29

Comment 21.
We note your statement that during the last three years no person has had or has a direct or indirect material interest in any transaction or proposed transaction to which the company was or is a party; however, it appears that Ramesha Sesha, as founder and honorary President of Nectid, Inc., may have. Please provide us with a detailed. analysis as to why Ramesha Sesha's interest in the Patent Acquisition Agreement should not be disclosed in this section. See Item 404(d) of Regulation S-K.

Response to Comment 21:  Ramesha Sesha was appointed as the COO and a Board Member only after the completion of the patent acquisition agreement.  Prior to the closing of the agreement, he was not a stockholder or  affiliate of the Company or  involved in any aspect of the business or operation of the Company.  We have added the first three paragraphs under Item 7 on page 33 to discuss Mr. Sesha’s involvement in the acquisition of the patent applications.

Item 9. Market Price of Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 30

Rule 144, page 31

Comment 22.
Please disclose, where appropriate, the number of restricted shares of the company's stock currently outstanding.

Response to Comment 22:  We have added the number of restricted shares of the Company’s common stock outstanding in the last paragraph under the “Rule 144" subheading on page 35.

Item 10. Recent Sales of Unregistered Securities, page 32

Comment 23.
We note the following statement on page 32 under the above listed heading: “Also in May 2010, we issued. . . an aggregate of 165,000 shares to two persons for services.” As described in Note 6 on page F-25, it appears that these shares were paid for legal and consulting services. Please revise your disclosure on page 32 to describe in detail the services rendered.

Response to Comment 23:  We have revised the disclosure to the paragraph under Item 10 on page 35 to disclose the information requested concerning the shares of common stock issued for services.

Item 15. Financial Statements and Exhibits, page 34

Comment 24.
Please file a complete and executed copy of the employment agreement between the company and William D. Abajian.

Response to Comment 24:  We are including as Exhibit 10.2 the employment agreement between the Company and Mr. Abajian.

December 31, 2009 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

Comment 25.
Your independent auditors' report does not make reference to the inception to date period. Auditor association with the cumulative data is required on an annual basis as long as the registrant is in the development stage. Please have your auditors revise their audit opinion accordingly.

Securities and Exchange Commission
July 21, 2010

Response to Comment 25:  The independent auditors report has been revised to refer to the inception to date period.

March 31, 2010 Financial Statements

Note 5 – Equity transactions, page F-25

Comment 26.
You disclose that you acquired a portfolio of patent applications in February 2010.  Please address the following::
●	Disclose the nature of the patent applications acquired..
●	Tell us why the patent applications were capitalized and disclose your accounting policy for capitalizing and amortizing intangible assets.
●	Tell us why the acquired patent applications were accounted for as an asset acquisition rather a business combination; see ASC 805-10-55-4 through 55-9.
●	Tell us why you have not recorded any amortization expense for the period ended March 31, 2010.

Response to Comment 26:  We have expanded Note 5 to the March 31, 2010 financial statements to disclose the nature of the patents acquired. The patents were capitalized because they were purchased in a transaction from an unrelated third party with the expectation of the realization of revenues from the use of the related technologies.  Note 5 has been expanded to disclose the Company’s policy for capitalizing and amortizing intangible assets.

The acquired patents were accounted for as an asset acquisition rather than a business combination because the patents do not constitute a business as defined in ASC 805-10-55-4 through 55-9. At the date they were acquired, the patents did not have process or output activities which would cause it be constituted as business. It is the responsibility of the Company, now that it has purchased the patents, to create those processes and output. As disclosed in expanded Note 5, we have not recorded any amortization expense for the period ended March 31, 2010 because the patents have not been placed in service.

Note 6 – Subsequent Events, page F-25

Comment 27.
Please disclose the value of the shares issued in the tranactions noted in this footnote.

Response to Comment 27:  Note 6 to the financial statements has been expanded to disclosure the value of the shares issued in the transactions noted in the footnote.

In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

Please continue your review of the RxBids registration statement.  Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

Yours truly,

      /S/

Leonard E. Neilson
:ae
Attachments
cc: William D. Abajian, Chief Executive officer, Protect Pharmaceutical Corporation

Attachment No. 1

Protect Pharmaceutical Corporation
759 Bloomfield Avenue
Suite 411
West Caldwell, New Jersey 07006

July 21, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the registration statement on Form 10 of Protect Pharmaceutical Corporation (the “Company”), SEC File No. 000–54001, the Company hereby acknowledges that:

•          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Protect Pharmaceutical Corporation

By:	/S/ William D. Abajian
Its:	President